UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________to _________
Commission file number 1-9114
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Profit Sharing 401(K) Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
     The following financial statements shall be furnished for the plan:
     1. In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2007 and 2006.
     Exhibits:
23.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PROFIT SHARING 401(K) PLAN
DECEMBER 31, 2007 AND 2006
TABLE OF CONTENTS
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Mylan Profit Sharing 401(k) Plan and Participants:
We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 27, 2008

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
INVESTMENTS, at fair value	$172,175,900	$155,060,806
RECEIVABLES:
Employer contributions	8,409,685	8,643,585
Employee contributions	359,996	481,071
Interest and dividends	0	90,037

Total receivables	8,769,681	9,214,693

NET ASSETS AVAILABLE FOR BENEFITS	$180,945,581	$164,275,499

See Notes to Financial Statements.

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Interest and dividends	$5,375,888
Employer contributions	13,127,502
Employee contributions	9,258,852
Net appreciation in fair value of investments	516,542

Total additions	28,278,784

DEDUCTIONS:
Benefits paid to participants	11,608,702

Total deductions	11,608,702

NET INCREASE	16,670,082
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	164,275,499

End of year	$180,945,581

See Notes to Financial Statements.

MYLAN PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
1.	DESCRIPTION OF THE PLAN

General— The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all regular, non-bargaining unit employees of Mylan Inc., formerly known as Mylan Laboratories Inc., (the “Company”) and any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) which includes the Company; any trade or business (whether or not incorporated) which is under common control (as defined in Code Section 414(c)) with the Company; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code Section 414(m)) which includes the Company; and any other entity required to be aggregated with the Company pursuant to Regulations under Code Section 414(o)) who meet the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.

Contributions— Each year, participants may contribute up to 50% of pre-tax annual compensation into the Plan, limited to the Internal Revenue Service maximum for 2007 of $15,500. Participants who are age 50 or older by the end of the Plan year are eligible to contribute an additional pre-tax catch-up contribution, up to the Internal Revenue Service maximum of $5,000 for 2007. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers seven mutual funds as investment options for participants. Beginning January 2008, the Company’s common stock, which had been an investment option, was frozen for any new contributions or transfers from the other existing investment options. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to a maximum of 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“Discretionary Contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. The Discretionary Contribution shall be determined separately for each entity in the Company’s controlled group participating in the Plan.

Trustee and Recordkeeper— All of the Plan’s assets are held by Wachovia Retirement Services (the “Trustee”) who also has participant account recordkeeping responsibilities.

Participant Accounts— Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings/losses and (c) forfeitures of terminated participants’ nonvested account balances. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s Discretionary Contribution portion of their accounts is based on years of continuous service.

For any Discretionary Contributions for Plan years starting with 2007, a participant is fully vested after 6 years of continuous service. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
2	20%
3	40
4	60
5	80
6 or more	100%
For Discretionary Contributions for Plan years prior to 2007, a participant is fully vested after 7 years of continuous service. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100%
Additionally, all participants become fully vested at age 65.

Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and 5 years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Trustee. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits— On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave their balance in the account for withdrawal at a later point in time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid. The Plan was amended during the 2005 plan year to change the minimum automatic distribution of a terminated participant’s account from $5,000 to $1,000.

Forfeitures— Company Discretionary Contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company’s contribution for the year in which such forfeiture occurs. For the years ended December 31, 2007 and 2006, forfeitures totaling $620,000 and $429,000, respectively, were used to off-set current year employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (“NAV”) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses— All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Other administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

New Accounting Pronouncements—In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The Company and Plan management are currently evaluating the impact of adopting SFAS No. 157 on the financial statements.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2007	2006
RVST Income Fund II	$32,393,141	$30,763,825
Mylan Inc. Common Stock	21,027,377	28,519,507
Janus Overseas Fund	36,645,544	24,745,582
Davis New York Venture Class A Fund	17,486,879	15,094,299
RVST Equity Index Fund II	14,582,183	13,217,823
RS Emerging Growth Fund	16,091,855	12,736,729
PIMCO Total Return Fund	11,833,061	9,964,282
RVS Large Cap Equity (Class R4)	10,382,837	9,923,169
Franklin Mutual Series Fund, Inc.	10,354,514	8,610,520
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$5,940,063
Common/collective trust funds	2,156,636
Common Stock — Mylan Inc.	(7,580,157)

Net appreciation in fair value of investments	$516,542

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 24, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since applying for the determination letter. However, the Company and Plan management believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock. The Company is the plan sponsor and therefore qualifies as a related party. At December 31, 2007 and 2006, the Plan held an investment of 1,494,123 and 1,428,833 shares, respectively, of common stock of the Company. The fair value of the Company common stock held by the fund at December 31, 2007 and 2006 was $21,027,377 and $28,519,507, respectively. For the year ended December 31, 2007, the Plan purchased 704,948 shares of common stock of the Company at a cost of $12,160,981. For the year ended December 31, 2007, the Plan sold 628,626 shares of common stock of the Company with proceeds of $11,678,012 and distributed 11,032 in-kind shares with a market value of $180,381.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.
* * * * *

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(K) PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2007

(A)	(B)	(C)	(E)
		Description of Investment including
	Identity of Issue, Borrower,	maturity date, rate of interest ,	Current
	Lessor or Similar Party	collateral, par or maturity value	Value
*	RVST Funds	Cash and cash equivalents	$973,639
*	RVST Funds	RVST Income Fund II	32,393,141
*	RVST Funds	RVST Equity Index Fund II	14,582,183
	PIMCO Funds	PIMCO Total Return Fund	11,833,061
*	RVS Funds	RVS Large Cap Equity (Class R4)	10,382,837
	Davis Funds	Davis New York Venture Class A Fund	17,486,879
	Janus	Janus Overseas Fund	36,645,544
	Franklin Templeton Investments	Franklin Mutual Series Fund, Inc.	10,354,514
	RS Funds	RS Emerging Growth Fund	16,091,855
*	Mylan Inc.	Common stock	21,027,377
*	Participant Loan Fund	Maturity dates from 01/18/2008 to 09/09/2022 and interest rates ranging from 5.0% to 10.5%	404,870

		Total investments	$172,175,900

*	Party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN
/s/ Karen L. Reuther
Karen L. Reuther
June 30, 2008	Plan Administrator